CM

09040174

SECURI ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Electronic Securities Processing (ESP) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 21st Floor
(No. and Street)

New York, (City) — New York (State) — 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Charland — (212) 485-5155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/1

OATH OR AFFIRMATION

I, Michael Charland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Securities Processing (ESP) LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DAVID L. BENTLEY
Notary Public, State of New York
No. 01BE6029925
Qualified in New York County
Commission Expires August 30, ~~2007~~ 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

December 31, 2008

CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Electronic Securities Processing (ESP) LLC

We have audited the accompanying statement of financial condition of Electronic Securities Processing (ESP), LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Securities Processing (ESP), LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 26, 2009

Electronic Securities Processing (ESP) LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 6,282,435
Certificate of deposit - restricted	133,202
Cash - segregated under federal regulation	1,424,844
Receivables from clearing organizations	1,088,719
Due from customers	1,654,853
Commissions receivable, net	344,013
Property and equipment, net	40,744
Other assets	171,058
Total assets	$11,139,868

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payables to broker-dealers	$ 2,584,662
Securities failed-to-receive	1,109,910
Soft dollar payable	2,154,234
Due to Parent	235,595
Accounts payable and accrued expenses	244,301
Total liabilities	6,328,702
Member's equity	4,811,166
Total liabilities and member's equity	$11,139,868

The accompanying notes are an integral part of this statement.

Electronic Securities Processing (ESP) LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2008

Revenues	
Commissions and servicing income	$28,053,210
Riskless principal transactions	3,691,519
Net loss on securities and related transactions	(269,517)
Interest income	123,660
Other	70,883
Total revenues	31,669,755
Costs and expenses	
Clearance, commissions and execution	19,453,970
Technology, communication and data processing	6,429,462
Employee compensation, commissions and related expenses	4,974,664
Occupancy expense	358,773
Travel and entertainment	250,850
Professional	216,200
Selling, general and administrative expense	476,237
Interest	65,297
Total cost and expenses	32,225,453
NET LOSS	$ (555,698)

The accompanying notes are an integral part of this statement.

Electronic Securities Processing (ESP) LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2008

Member's equity balance at December 31, 2007	$4,116,864
Member's contributions	1,250,000
Net loss	(555,698)
Member's equity balance at December 31, 2008	$4,811,166

The accompanying notes are an integral part of this statement.

Electronic Securities Processing (ESP) LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (555,698)
Adjustments to reconcile net loss to net cash provided by operating activities	
(Increase) decrease in operating assets	
Depreciation and amortization	54,695
Provision for doubtful accounts	71,963
Certificate of deposit - restricted	(133,202)
Cash - segregated under federal regulation	(1,299,482)
Receivables from clearing organizations	(214,780)
Due from customers	7,618
Securities failed-to-deliver	619,261
Commissions receivable	(118,786)
Other assets	39,591
Increase (decrease) in operating liabilities	
Payables to broker-dealers	(28,856)
Securities failed-to-receive	545,923
Soft dollar payable	2,095,636
Due to bank	(863,878)
Due to Parent	235,595
Accounts payable and accrued expenses	(129,101)
Net cash provided by operating activities	326,499
Cash flows from investing activities	
Purchases of property and equipment	(10,519)
Net cash used in investing activities	(10,519)
Cash flows from financing activities	
Member's contributions	1,250,000
Net cash provided by financing activities	1,250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,565,980
Cash and cash equivalents at beginning of year	4,716,455
Cash and cash equivalents at end of year	$ 6,282,435
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Interest	$ 65,615

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Electronic Securities Processing (ESP) LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides global execution, neutral routing and centralized settlement for institutional customers and direct market access and algorithmic routing capabilities in U.S. and global equities, options and futures. The Company is a wholly owned subsidiary of ESP Technologies Corporation (the "Parent"). On January 1, 2008, the Company was a wholly owned subsidiary of ESP Technologies LLC. On February 1, 2008, ESP Technologies LLC was merged into ESP Holdings Corporation, which was renamed ESP Technologies Corporation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Financial Statement Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

3. *Revenue Recognition*

The Company is engaged in several classes of broker-dealer services, which include agency and riskless principal transactions. Commissions and servicing income from customer transactions and gains on riskless principal transactions and the related expenses are recorded on a trade-date basis. Commission revenues are derived primarily from customer use of our equity trading services. Customer securities transactions are reported on a settlement date basis.

4. *Cash and Cash Equivalents*

Cash and cash equivalents include demand deposits and money market deposits with a remaining maturity of less than three months.

NOTE B (continued)

5. *Fair Values of Financial Instruments*

Substantially all of the financial instruments are carried at fair value or amounts approximating fair value. Cash and certain receivables are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 had no effect on the financial condition or the results of operations of the Company.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps).
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

NOTE B (continued)

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

6. *Soft Dollar Programs and Commissions Sharing Arrangements*

The Company permits certain institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties as part of the Company's soft dollar program; in some cases these commissions are passed along to other approved brokers who administer these programs. The amounts allocated for those purposes are commonly referred to as soft dollar or commission credits. The accounting for these commission credits is based on the guidance contained in EITF 99-19, "Reporting Revenues Gross versus Net," because the Company is not the primary obligor of such arrangements, and, accordingly, expenses relating to soft dollars are netted against the commission revenues.

7. *Property and Equipment*

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Furniture, fixtures and equipment	5 years
Specialized software	3 years
Leasehold improvements	Lesser of useful life or term of lease

8. *Income Taxes*

The Company is a single member limited liability company and files a consolidated income tax return with its parent company. Therefore, the Company is considered a disregarded entity for federal and state income tax reporting purposes.

NOTE B (continued)

9. Foreign Currency Transactions

The Company's foreign currency transaction gains and losses are the result of customer transactions in currency denominations other than the U.S. dollar. Assets and liabilities that are denominated in foreign currencies are translated into U.S. dollars at the applicable year-end rates of exchange. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions. The resulting gains and losses are reflected in the statement of income.

10. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATION

Cash segregated under federal regulation on the statement of financial condition is $1,424,844, which has been segregated in special accounts for the exclusive benefit of customers in accordance with the exemptive provisions of rule 15c3-3(k)(2)(i) of the SEC.

NOTE D - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations are carried at the amount of commission withheld by these organizations less an estimate made for account balances based on a review of all outstanding amounts on a monthly basis.

NOTE E - DUE FROM CUSTOMERS

Due from customers represents collateralized amounts due from a customer as a result of open customer transactions on a delivery-versus-payment basis and trade-date commissions receivable. The trade-date commission becomes a receivable from broker-dealers or clearing organization on settlement date.

NOTE F - COMMISSIONS RECEIVABLE

Commissions receivable are carried at the amount of commission earned less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. The Company established the allowance for doubtful accounts based on an analysis of the aging of accounts receivable balances, historical bad debts, receivable concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. If the financial condition of the Company's customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts at December 31, 2008, was $6,873.

NOTE G - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2008:

Furniture, fixtures and equipment	$ 20,000
Specialized software	34,911
Leasehold improvements	58,415
	113,326
Less accumulated depreciation and amortization	72,582
Total	$ 40,744

Depreciation and amortization expense relating to property and equipment amounted to $54,695 during the year ended December 31, 2008, and is included in selling, general and administrative expenses in the statement of operations.

NOTE H - PAYABLES TO BROKER-DEALERS

Payables to broker-dealers represent commission sharing and trade-related expenses as follows:

Commission sharing	$ 338,318
Execution and ticket charges	2,246,344
	$2,584,662

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a software license agreement with its Parent for the use of software that provides for the routing of trades. The cost to the Company is a stated monthly fee amounting to $6,390,000 for the year that is included in technology, communication and data processing on the statement of operations. The agreement, which calls for automatic six-month renewals and was automatically renewed, may be terminated in the event of certain occurrences, as described in the agreement. Certain unpaid advances from the Parent were outstanding as of December 31, 2008, in the amount of $235,595.

NOTE J - OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT RISK

The Company introduces its domestic customer transactions to three clearing brokers, and such transactions are introduced on a fully disclosed basis. The Company has entered into a clearing and custody agreement with a major bank (the "Settlement Agent") whereby this Settlement Agent settles a major portion of international trades executed on behalf of customers. In accordance with these clearance agreements, the Company has agreed to indemnify the clearing brokers and Settlement Agent (collectively, the "Agents") for losses, if any, which these Agents may sustain from clearing and settling these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customers or other brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in customers' accounts.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. The top ten customers accounted for approximately 88% of the Company's annual revenue, while one customer accounted for approximately 52% of the total revenue.

NOTE J (continued)

At December 31, 2008, due from clearing organizations represents amounts due from several clearing organizations; of the $1,088,719 receivable, approximately 59% of the amount is due from one clearing broker which includes a minimum deposit of approximately $307,000. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash (includes balances held by the Settlement Agent) is held primarily by three financial institutions. Demand deposits have unlimited Federal Deposit Insurance Corporation (the "FDIC") insurance and the money market deposits are insured up to $250,000 for each account by the FDIC. At December 31, 2008, the Company's cash above federally insurable limits amounted to approximately $5,400,000 and approximately 76.3% of the cash balance is held at one financial institution.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. However, equity capital withdrawal may be restricted by the provisions of this rule. As of December 31, 2008, the Company's net capital was $4,277,413, which was $4,027,413 in excess of its minimum requirement of $250,000.

NOTE L - EXEMPTIONS FROM RULE 15c3-3

The Company is exempt from SEC rule 15c3-3 under the exemptive provisions of (k)(2)(i) and (k)(2)(ii). Due to the nature of the Company's soft dollar arrangements and international business discussed in Note B, the Company is required to maintain several "Special Accounts for the Exclusive Benefit of Customers" under the exemptive provisions of this rule.

NOTE M - COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company has entered into a long-term noncancelable operating lease agreement for office space, which expires in 2011. The lease agreement contains escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes and a one-time renewal option for an additional five years. The lease also provides rent expense for the year ended December 31, 2008, was $321,842.

Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending December 31,	Minimum Rental
2009	$ 528,000
2010	528,000
2011	88,000
	$1,144,000

Irrevocable Standby Letter of Credit - The Company has provided a $131,892 irrevocable standby letter of credit as a security deposit for its office space. The letter of credit is backed by a certificate of deposit in the same denomination and renews annually for the term of the lease, which expires on February 28, 2011. As of December 31, 2008, there were no drawdowns on the letter of credit.

SUPPLEMENTARY INFORMATION

Electronic Securities Processing (ESP) LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2008

Member's equity	$4,811,166
Less nonallowable assets	
Certificate of deposit – restricted	133,202
Due from brokers	162,242
Property and equipment, net	40,744
Other	182,462
	518,650
Deductions and other charges	
Haircuts on foreign currency cash balances	15,103
Net capital	4,277,413
Minimum new capital requirement	250,000
Excess net capital	$4,027,413

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date.

Grant Thornton